
07007380

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC
RECEIVED
PROCESSING
APR 0 2 2007
WASH, D.C.
SECTION

SEC FILE NUMBER
8- 16391

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peter Jay Marcus

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

573 Main Street
(No. and Street)

Wardsboro, VT 05355
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisman, Zucker, Klein + Ruttenberg, LLP
(Name – *if individual, state last, first, middle name*)

120 Bloomingdale Rd., Suite 402, White Plains, NY 10605
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter J. Marcus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peter J. Marcus, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Peter J. Marcus
Signature

Sole Proprietor
Title

Laura E. Bedortha
Notary Public 3/29/07

Laura E. Bedortha
Notary Public
Vermont
My commission expires February 10, 2011



This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EZKR Certified Public Accountants
& Consultants

Eisman, Zucker, Klein & Ruttenberg, LLP

March 27, 2007

Mr. Peter J. Marcus
573 Main Street
Wardsboro, VT 05355

Dear Mr. Marcus:

We have examined the accompanying report of financial condition of Peter J. Marcus, a Proprietorship, at December 31, 2006. Our examination was made in accordance with auditing standards generally accepted in the United States of America and included such tests of the accounting records and such other auditing procedures, as we considered necessary in the circumstances.

Our examination included the following procedures:

1. Verifications were obtained with respect to bank balances and cash accounts were reconciled.

2. A detailed review of the accounting systems, the system of internal accounting control and the procedures and system for safeguarding securities was performed, and no inadequacies were found to exist. In addition, we reviewed the practices and procedures followed by the client:

    (i) In making the periodic computations of aggregate indebtedness and net capital under Sec. 240.17a-3(a) (11);

    (ii) In making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Sec 240.17a-13;

    (iii) In complying with the requirement for prompt payment for securities of Section 4(c) of Regulation T (Sec. 220.4 (c) of chapter II of title 12) of the Board of Governors of the Federal Reserve System

    and no inadequacies were found to exist.

120 Bloomingdale Road Suite 402 White Plains New York 10605 914 428 7733 Fax 914 428 7903 ezkrcpa.com

3. Written verification was obtained from you as to the absence of unrecorded assets and liabilities.

4. We have ascertained that the conditions of your exemption from Rule 15c3-3 section (k)(1) have been complied with during the year of our examination and on the examination date and that no facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

5. No procedures deemed necessary by us for the conduct of this examination were omitted.

6. No material differences exist, between the accompanying report as of December 31, 2006 and the most recently filed unaudited quarterly report for the three months ended December 31, 2006.

In our opinion, the accompanying report of financial condition presents fairly the financial condition of Peter J. Marcus, A Proprietorship, at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America, applied on a basis consistent with that of the preceding year.

Eisner Zucker Klein & Rittenberg LLP

March 27, 2007
White Plains, NY

ASSETS

Consolidated [0198] Unconsolidated (•) [0199]

		Allowable	Non-Allowable	Total
1.	Cash	11,486 [0200]		11,486 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **Spot commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. Exempted securities [0170]			
B. Other securities [0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	2,122 [0680]	2,122 [0920]
11. Other assets	[0535]	1,800 [0735]	1,800 [0930]
12. TOTAL ASSETS	11,486 [0540]	3,922 [0740]	15,408 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	417 [1205]	[1385]	417 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]

2. Includes equity subordination (15c3-1(d)) of ____ [1010]

D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	417 [1230]	0 [1450]	417 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	14,991 [1770]
22.	Partnership (limited partners ____ [1020])	[1780]
23.	Corporations:	
A.	Preferred stock	[1791]
B.	Common stock	[1792]
C.	Additional paid-in capital	[1793]
D.	Retained earnings	[1794]
E.	Total	0 [1795]
F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	14,991 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	15,408 [1810]

END